UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              IVC INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45070M101
            ---------------------------------------------------------
                                 (CUSIP Number)

   I. Alan Hirschfeld, 500 Halls Mill Road, Freehold, NJ 07728 (732) 308-3000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 18, 1997
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                 -------------------------
CUSIP NO. 45070M101                                      Page  1  of  5  Pages
          ----------                                          ---    ---
----------------------                                 -------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      I. Alan Hirschfeld      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       1,897,627
 NUMBER OF        --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY              331,062
   EACH           --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                1,897,627
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       331,062
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,228,689
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.95%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------                                 -------------------------
CUSIP NO. 45070M101                                      Page  2  of  5  Pages
                                                              ---    ---
----------------------                                 -------------------------

      This Amendment No. 1 amends the Schedule 13D dated May 3, 1995 filed by I. Alan Hirschfeld.

      Item 1. Security and Issuer.

      This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of IVC Industries, Inc. (the "Company"), a Delaware corporation. The Company's principal executive offices are located at 500 Halls Mill Road, Freehold, NJ 07728.

      Item 2. Identity and Background.

      (a)-(c) I. Alan Hirschfeld is Executive Vice President and Chief Financial Officer of the Company. His business address is 500 Halls Mill Road, Freehold, NJ 07728.

      (d)-(e) Mr. Hirschfeld has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) United States of America.

      Item 3. Source and Amount of Funds or Other Consideration.

      Mr. Hirschfeld acquired 2,394,777 shares of Common Stock pursuant to the merger of American Vitamin Products, Inc. with and into the Company in exchange for shares of Common Stock and cash (the "Merger"). Mr. Hirschfeld's wife and children acquired 211,062 shares of Common Stock pursuant to the Merger. Two Seas Ventures ("Two Seas"), a family partnership, acquired 120,000 shares of Common Stock by transfer from Mr. Hirschfeld on October 20, 1997. Mr. Hirschfeld and his family members had been shareholders of American Vitamin Products, Inc. Mr. Hirschfeld acquired 25,200 shares of Common Stock pursuant to the acquisition by the Company of all of the outstanding partnership interests of Hidel Partners (the "Acquisition") in which Mr. Hirschfeld held a partnership interest. The closing of the Merger and the Acquisition occurred on May 3, 1995. The Merger and the Acquisition are each described in detail in the Company's Notice of 1995 Annual Meeting of Shareholders and Proxy Statement (the "1995 Proxy Statement") attached as an exhibit to the Schedule 13D dated May 3, 1995 filed by Mr. Hirschfeld.

      Item 4. Purpose of Transaction.

      Mr. Hirschfeld and his family acquired their shares of Common Stock as consideration for all of their outstanding shares of American Vitamin Products, Inc. and, in the case of Mr. Hirschfeld, his partnership interest in Hidel Partners, which they exchanged at the closing of the Merger and the Acquisition on May 3, 1995.

----------------------                                 -------------------------
CUSIP NO. 45070M101                                      Page  3  of  4  Pages
                                                              ---    ---
----------------------                                 -------------------------

      Item 5. Interest in Securities of the Issuer.

      (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Hirschfeld is 2,228,689, which represents 12.95% of the total shares of Common Stock outstanding based on 17,211,540 shares of Common Stock issued and outstanding as of December 7, 1998 as reported by the Company. This amount includes 50,000 shares of Common Stock issuable upon exercise of stock options, 179,868 shares of Common Stock owned by Mr. Hirschfeld's wife, 31,194 shares of Common Stock owned by Mr. Hirschfeld's minor children, and 120,000 shares of Common Stock owned by Two Seas. Mr. Hirschfeld disclaims beneficial ownership of the shares owned by his wife and children.

      (b) Mr. Hirschfeld has the sole power to vote or dispose of the ownership of 1,897,027 shares of Common Stock and may be deemed to have the shared power to vote or dispose of the ownership of 331,062 shares of Common Stock.

      (c) Mr. Hirschfeld made the following sales of shares of Common Stock in broker's transactions:

        Date           No. of shares of Common Stock       Price per share
        ----           -----------------------------       ---------------
      11/21/96                     1,000                       $ 1 9/16
      11/21/96                     4,500                         1 7/16
      11/21/96                     2,000                         1 5/8
      11/22/96                     3,000                         1 7/16
       1/2/97                      6,500                         1 3/8
       1/2/97                      3,700                         1 9/32
       1/3/97                      4,500                         1 5/16
       1/24/97                    50,000                         2
       2/5/97                     10,000                         2
       2/5/97                     15,000                         2
       2/11/97                    20,000                         1 31/32
       2/19/97                    30,000                         1 29/32
       4/1/97                      3,000                         1 15/32
       4/11/97                     9,000                         1 3/16
       4/18/97                     7,000                         1 3/16
       4/18/97                     3,000                         1 1/8
       4/21/97                     3,000                         1 1/4
       5/9/97                      5,000                         1 23/32
       8/6/97                     10,000                         1 29/32
       8/19/97                    10,000                         1 11/16
       9/2/97                     10,000                         1 9/16
       9/3/97                     25,000                         1 1/2
       9/10/97                    15,000                         1 39/64
       9/17/97                    15,000                         1 19/32
       9/30/97                    40,000                         1 9/16
      10/21/97                    45,000                         2 6/32
       9/29/98                    50,000                         1 7/16

----------------------                                 -------------------------
CUSIP NO. 45070M101                                      Page  4  of  5  Pages
                                                              ---    ---
----------------------                                 -------------------------

      Mr. Hirschfeld transferred by gift 1,450 shares of Common Stock on November 27, 1996, 500 shares of Common Stock on April 7, 1997 and 200 shares of Common Stock on October 21, 1997.

      (d) Not Applicable.

      (e) Not Applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer.

      None.

      Item 7.   Materials to be Filed as Exhibits.

      The 1995 Proxy Statement was included as Exhibit A to the Schedule 13D dated May 3, 1995 filed by Mr. Hirschfeld. The Merger Agreement and the Acquisition Agreement are included as appendices to the 1995 Proxy Statement.

----------------------                                 -------------------------
CUSIP NO. 45070M101                                      Page  5  of  5  Pages
                                                              ---    ---
----------------------                                 -------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 1999
                                        /s/ I. Alan Hirschfeld
                                        ----------------------------------------
                                        I. Alan Hirschfeld